UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 9 May 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

RESULTS FOR THE THIRD QUARTER FY12 ENDED 31 MARCH 2012



Q3 FY12

Au

KEY FEATURES

↗ Golpu pre-feasibility study on track

↗ Optimising of asset portfolio continued
  - sale of Rand Uranium completed
  - sale agreement signed for Evander

↗ Gold production lower than planned

↗ Deferred tax credit of R652 million (US$84 million)

↗ ESOP launched for employees

↗ HEPS of 234 SA cents (30 US cents)

FINANCIAL SUMMARY FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2012

		*Quarter March 2012	*Quarter December 2011	Q-on-Q Variance %	*Nine months ended March 2012	*Nine months ended March 2011	Variance %
Gold produced	– kg	8 753	10 718	(18)	29 678	30 383	(2)
	– oz	281 415	344 592	(18)	954 169	976 834	(2)
Cash costs	– R/kg	293 842	249 356	(18)	267 959	221 166	(21)
	– US$/oz	1 182	958	(23)	1 089	962	(13)
Gold sold	– kg	8 559	11 000	(22)	29 507	30 631	(4)
	– oz	275 177	353 658	(22)	948 671	984 811	(4)
Gold price received	– R/kg	419 649	438 183	(4)	418 749	300 386	39
	– US$/oz	1 688	1 683	–	1 703	1 324	29
Operating profit(1)	– R million	1 123	2 077	(46)	4 507	2 374	90
	– US$ million	145	257	(43)	590	336	76
Basic earnings per share*	– SAc/s	235	243	(3)	589	154	282
	– USc/s	30	30	–	77	22	250
Headline earnings*	– Rm	1 007	1 041	(3)	2 460	826	198
	– US$m	130	129	1	322	117	175
Headline earnings per share*	– SAc/s	234	242	(3)	571	192	198
	– USc/s	30	30	–	75	27	178
Exchange rate	– R/US$	7.73	8.10	(5)	7.65	7.06	8

* Including discontinued operations.

(1) Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement.

Shareholder information		
Issued ordinary share capital at 31 March 2012	431 471 444	
Issued ordinary share capital at 31 December 2011	431 312 677	
Market capitalisation		
At 31 March 2012	ZARm	35 980
At 31 March 2012	US$m	4 688
Harmony ordinary share and ADR prices		
12 month high (1 April 2011 – 31 March 2012) for ordinary shares	R115.75	
12 month low (1 April 2011 – 31 March 2012) for ordinary shares	R82.88	
12 month high (1 April 2011 – 31 March 2012) for ADRs	US$15.57	
12 month low (1 April 2011 – 31 March 2012) for ADRs	US$10.70	
Free float		
Ordinary shares	100%	
ADR ratio	1:1	
JSE Limited	HAR	
Range for quarter (1 January 2012 – 31 March 2012 closing prices)	R82.88 – R101.75	
Average daily volume for the quarter (1 January 2012 – 31 March 2012)	1 638 216 shares	
New York Stock Exchange, Inc including other US trading	HMY	
Range for quarter (1 January 2012 – 31 March 2012 closing prices)	US$10.70 – US$13.31	
Average daily volume for the quarter (1 January 2012 – 31 March 2012)	2 115 404 shares	





Harmony's Integrated Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its Annual Report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2011 are available on our website: **www.harmony.co.za**

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.

These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Reserves and resources South Africa:

Jaco Boshoff, Pri Sci Nat, who has 16 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Reserves and resources PNG:

Stuart Hayward for the Wafi-Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley

mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wafi-Golpu Services Limited. Mr Francis and Mr Kruger are full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is Harmony's joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wafi-Golpu project.

Chief executive officer's review

We have made excellent strides in the last couple of years in achieving our stated strategy of creating a sustainable company that generates free cash flow that funds dividends and growth. The March 2012 quarter has been a difficult quarter and we have to ensure we continue to improve on all fronts – safety, production and returns.

Gold production in the March 2012 quarter was negatively impacted by a number of factors, some unexpected. This resulted in a reduction of gold production, the details of which are explained below in the commentary on operational results (pages 6 to 9).

It was with great excitement that we announced the launch of Harmony's employee share trust in March 2012, a venture that recognises the importance of the employees who sustain our business. Our employees are our 'human gold'. A core focus for Harmony therefore continues to be the improvement in safety and health of our employees and some good initiatives were undertaken that will improve this substantially going forward.

Safety

Given the high-risk nature of many of our underground operations, the safety, health and well-being of our people is our foremost priority. As part of our efforts to continually improve our safety, a number of audits were conducted by an external party during the quarter to identify potential areas of improvement in our safety strategy. Following the review, an improved safety framework for Harmony is being developed and we expect this to be rolled out during the next 12 months.

In the short term, a high level internal safety audit team, consisting of mining and safety experts, has been established. The main objective of this team is to verify conditions in the risk areas at Harmony's operations and establish the effectiveness of the management systems that are in place to ensure the safety of employees. The team will also review the level of implementation of strategic health and safety programmes and standards at all operations.

Despite our best efforts to curb fatalities, it is with deep regret that I report that five of our colleagues died in work-related incidents during the quarter. Those who died were: Zanekhaya Meteawdaba (belt attendant, Doornkop), Lefy David Ntsihlele (engineering assistant, Doornkop), Johannes Leepile and Zukisa Mentile (both winch operators at Kusasalethu) and Lisene Phidalis Rankopane (boilermaker aide at Bambanani West). I would like to extend my deepest condolences to their families, friends and colleagues.

Operations that showed significant improvements in safety trends during the quarter were Tshepong, Bambanani and Evander. In addition, Target 1, Target 3, Kalgold, Joel, Phakisa and Masimong are fatality-free for the year to date.

Other significant safety achievements during the quarter were the following:

- Kalgold operations   2 500 000 fatality-free shifts
- Harmony One Plant   1 250 000 fatality-free shifts
- Target 1 shaft   1 000 000 fatality-free shifts
- Masimong   2 237 688 fall of ground fatality-free shifts
- Doornkop   4 897 318 fall of ground fatality-free shifts.

Health

Our pro-active approach to the health and wellness of our employees continue and we are continually investing in healthcare through policies, procedures and training, to achieve the optimal consolidated health and business solution for employees' wellness and productivity improvement.

See our 2011 Sustainable Development Report for more details on our website www.harmony.co.za.

Gold market

Although the gold price received decreased from R438 183/kg in the December 2011 quarter to R419 649/kg in the March 2012 quarter, a 4% variance, the R/kg gold price still provides us with a strong margin. The US dollar gold price remained fairly constant at US$1 688/oz, marginally up from the US$1 683/oz recorded in the December 2011 quarter. We believe that the gold price will strengthen in the long term as the same fundamentals are still in place and the uncertainty in the world-wide markets continues to support a higher gold price.

As we have no control over the gold price or the strength of the rand we have to continue to focus on factors within our control, such as safety, productivity, production and cost control.

Operational results

Gold production decreased by 18% (1 965kg) in the March 2012 quarter to 8 753kg from 10 718kg in the December 2011 quarter. The rand per kilogram unit cost for the March 2012 quarter increased by 18% from R249 356/kg in the December 2011 quarter to R293 842/kg in the quarter under review. This was due to an 18% decrease in the gold produced.

A number of factors contributed to a weaker than expected performance during the quarter:

- The festive season and public holiday disruptions associated with the March 2012 quarter;
- Safety stoppages;
- Shifts lost due to the one day protected strike of the Congress of South African Trade Unions (COSATU);
- High rainfall in Papua New Guinea impacted gold production at Hidden Valley negatively;
- The upgrade of the infrastructure at Doornkop resulted in gold production at this shaft being 44% lower quarter on quarter (as guided in February 2012);
- Lower than expected recovered grades at most of our shafts contributed to a 13% decline in underground grade. Face grades are in line with geo-statistical models and, apart from Bambanani and Target 3, the face grades and shaft call factors at all the shafts improved. Belt grades, across almost all operations, were not in line with our plans – mainly as a result of the square metres not being blasted due to safety stoppages and high grade panels underperforming.

Disposal of interest in Rand Uranium and Evander

Investment in Rand Uranium (Pty) Limited

The sale transaction with Gold One International Limited (Gold One) was concluded on 6 January 2012, with the first payment of US$24 million (R193 million) being received on that day. The outstanding amount as at 31 March 2012 was R108 million. Subsequent to the March 2012 quarter-end, additional payments were received from Gold One in respect of the sale.

Evander Gold Mines Limited

A sale of share and claims agreement was signed on 30 January 2012 with Pan African Resources plc and Witwatersrand Consolidated Gold Resources Limited (the Consortium). The disposal will be for an aggregate purchase consideration of R1.7 billion, less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.

The transaction is subject to, among others, the following conditions precedent:
- the Consortium raising the required funding comprising of debt and/or equity;
- each of the Consortium members obtaining the requisite shareholder approval for the acquisition; and
- obtaining all relevant regulatory approvals.

Wafi-Golpu

Eight drilling rigs were operating by the end of the quarter. Two of which were engaged on geotechnical assessment for the proposed decline and mine infrastructure locations and six were engaged on further definition of the Golpu orebody. The initial Golpu pre-feasibility report will be subject to various internal discussions and review between Harmony and its joint venture partner, Newcrest Mining Limited.

The study gating process with technical experts from both companies as well as external independent reviewers for each key discipline commenced in April 2012. The outcomes of the pre-feasibility study will be shared with investors during the September 2012 quarter.

Environmental management

Renewable energy initiatives and carbon trading

Harmony has initiated a number of energy efficiency projects which have resulted in emission reductions for the group. In FY11, Harmony reduced its electricity consumption by 48.5GWh, decreasing emissions by 48 500t CO_2e (CO_2e= carbon dioxide equivalents). The Company has identified many other projects to implement. To this end, Harmony and Nedbank are in the process of registering three projects under the clean development mechanism for carbon trading.

The Free State rehabilitation programme

The Free State rehabilitation programme has been geared towards reducing environmental liability, eliminating potential safety and health exposures to both our people and society in general, as well as assisting the Free State Province in meeting some of its socio-economic imperatives especially job creation.

The Free State rehabilitation programme is progressing very well. In the year to date, rehabilitation work has been performed at the following sites:
- Virginia 2 Shaft, its plant and hostel;
- Brand 1, 2 and 3 shafts;
- Saaiplaas plant;
- Saint Helena 2 shaft and hostel;
- Saint Helena 4 shaft;
- Saint Helena plant;
- Steyn 1 shaft; and
- Freddies 7 shaft.

These initiatives coupled with the Masimong hostel conversion project resulted in a total reduction in our rehabilitation liabilities of R60 million. This represents a 3% reduction of Harmony's overall rehabilitation liability.

Other initiatives underway that will further contribute to the reduction of the rehabilitation liability include:
- Reclaiming of waste rock dumps;
- Slimes retreatment through Saaiplaas plant which liberates a surface footprint and results in an improved footprint on the placement dam.

Launch of Harmony's employees share trust:

The employee share trust was successfully launched on 15 March 2012 with a lot of excitement from organised labour representatives and employees in general. The trust will be known as the Tlhakanelo Employee Share Trust.

Conclusion

During the next quarter we will continue to improve our safety performances across the company to reduce stoppages. To ensure an immediate uplift in grade, the top 10 higher grade panels at each operation will be focused on. A standardised short interval control monitoring initiative has also been rolled out to all the Harmony operations at the beginning of April 2012. As a result, production performances will be monitored on a daily basis, assisting us in identifying potential production challenges and addressing these immediately. In addition, we will increase the discipline on clean mining.

Graham Briggs
Chief executive officer

Financial overview

Net profit

The net profit for the March 2012 quarter was R1 014 million, 3% lower than the previous quarter. This was due to the gross profit being 62% lower at R501 million offset by a deferred tax credit of R652 million.

The net profit for the nine months ended 31 March 2012 was R2 538 million compared to R659 million for the corresponding nine months of the previous year. This was as a result of the significant higher gold price received for the period of R418 749/kg versus R300 386/kg the previous year.

Taxation

Included in the large deferred taxation credit is an amount of R605 million related to the change in the mining tax rate formula. Prior to the change, some of our subsidiaries were exempt from paying Secondary Tax on Companies (STC) when declaring a dividend, but had to pay a higher mining tax rate.

With the repeal of STC and the introduction of the Dividend Tax, the higher gold mining tax rate formula was removed. The change in the mining tax rate affected the calculation of deferred tax, resulting in lower deferred tax balances.

The lower statutory tax rate would result in a lower tax liability over the life of mine and therefore a lower average deferred tax rate. Applying these lower rates to the temporary differences balances at the beginning of the year will result in a change in estimate of R605 million which has been credited to the taxation line in the income statement in the quarter ended 31 March 2012.

Discontinued operations and assets and liabilities of disposal group classified as held for sale

Evander Gold Mines Limited has been classified as a disposal group held for sale following the signing of a sales agreement on 30 January 2012. It has also been classified as a discontinued operation. The comparative information in the income statement for all periods shown has been re-presented accordingly.

Earnings per share

Total basic earnings per share for the March 2012 quarter decreased from 243 SA cents to 235 SA cents per share. Total headline earnings per share decreased from earnings of 242 SA cents per share to 234 SA cents per share.

For the nine month period to March 2012, total headline earnings per share amounts to 571 SA cents per share compared to 192 SA cents per share for the corresponding period in the previous year.

Capital

Total capital expenditure for the March 2012 quarter was R767 million, a R15 million decrease in comparison to the December 2011 quarter (R782 million). Capital expenditure at most SA operations decreased with Bambanani and Phakisa being the exceptions. Capital at Bambanani increased by R11 million for the backfill plant. Total capital spent at Hidden Valley increased by R29 million and Wafi-Golpu increased by R34 million.

Deferred tax liabilities

The change in the deferred tax rates (discussed above under Taxation) resulted in the reduction of the deferred tax liabilities.

Cash flow

The strong cash generated by operating activities for the nine months ended March 2012 of R3.2 billion paid for capital expenditure of R2.2 billion and reduced the net debt significantly.

Dividend Tax (DT)

The Minister of Finance announced in his budget speech in February 2012 that DT will be implemented effective 1 April 2012, at a rate of 15%. The dividend tax replaces the current Secondary Tax on Companies (STC). While STC was payable by the Company, the DT is normally levied on the shareholder, or the person entitled to the benefit of the dividend.

According to the new legislation, regulated intermediaries (e.g. share registrars and stockbrokers) will withhold the DT amount before the dividend is paid out. All South African companies and several other bodies are exempt from DT, while South African natural person shareholders will be liable for DT at 15%.

Foreign investors may be eligible for a reduced rate or be able to claim credit from taxes withheld depending on the relevant double tax treaty between South Africa and the relevant country.

The legislation allows for credits accumulated under STC to be carried forward and may be utilised within three years of the introduction of DT. Harmony had STC credits amounting to R151 million at 31 March 2012 which will be available for offset against future dividends. This means that no DT needs to be withheld on the next R151 million of dividend paid out by the Company, irrespective of the category of shareholder. If such a shareholder is a resident company these credits can be passed on to their beneficial shareholders.

Operational overview

GROUP OPERATIONAL RESULTS

Indicator	Units	March 2012	December 2011	% variance
Tonnes	**000**	4 595	4 542	1
Grade (total)	**g/t**	1.90	2.36	(20)
Underground grade	*g/t*	*4.24*	*4.85*	*(13)*
Gold produced	**Kg**	8 753	10 718	(18)
Cash operating costs	**R/kg**	293 842	249 356	(18)
Operating profit	**R'000**	1 122 827	2 077 067	(46)

Continuing operations (excludes Evander)

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	4 423	4 388	1
Grade (total)	g/t	1.78	2.24	(21)
Underground grade	*g/t*	*4.06*	*4.70*	*(14)*
Gold produced	Kg	7 891	9 824	(20)
Cash operating costs	R/kg	302 215	252 602	(20)
Operating profit	R'000	948 916	1 881 458	(50)

Gold production was 18% lower than the previous quarter at 8 753kg. An estimated 600 kilograms were lost due to safety stoppages alone. In addition, the operations' grade performance was poor, with overall recovered grade being 20% lower than the December 2011 quarter at 1.90g/t and underground grade being 13% lower at 4.24g/t. The reasons for the underperformance in grade are the following:

- belt grades, across almost all operations, were not in line with our plans – mainly as a result of the square metres not being blasted due to safety stoppages and high grade panels underperforming;

- more development waste was hoisted with ore at Kusasalethu and Masimong (the mixing of waste with ore is being addressed at both operations);

- One Plant – which processes the ore from Tshepong, Phakisa, Masimong, Bambanani, Steyn 2 and Unisel – had an exceptional plant call factor of 115% in December 2011. The March 2012 quarter is therefore much lower and more normalised at 104%;

- in the Free State, where one fatality occurred, we had a total of eight Section 54* safety-related stoppages, resulting in the loss of 368 kilograms. On average, following a Section 54* stoppage, it takes up to three days to safely restart operations. After one reportable accident at Unisel, Bambanani, Steyn 2, West Shaft and Unisel were all stopped as they are all the responsibility of one general manager. This resulted in a production loss of 21 days (cumulative);

- at Doornkop, 17 production days on South Reef (high grade) were lost due to the infrastructure upgrade announced in February 2012, while the lower grade Kimberley Reef continued to be mined, resulting in a drop in face grade; and at Joel, 14 production days were lost due to a guide rope repair in North Shaft, resulting in ore tonnage being locked up underground; and

- at Hidden Valley production was adversely impacted by high rainfall during the quarter, impeding access to high grade ore.

* In terms of the Mine Health and Safety Act 29 of 1996.

The increase in tonnes milled was insufficient to offset the decrease in recovered grade and consequently, gold production was 18% lower quarter on quarter at 8 753kg. Cash operating costs increased to R293 842/kg, a consequence of lower gold production.

Operating profit was lower at R1.1 billion due both to the decline in gold production and a 4% decrease in the average gold price received to R419 649/kg.

An improved safety performance, increased focus on the mining of the top 10 higher grade panels at each operation, daily monitoring of production performances and an increased focus on clean mining will result in improved production results in the June 2012 quarter.

BUILD-UP AND STEADY OPERATIONS

Doornkop

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	158	232	(32)
Grade	g/t	3.16	3.87	(18)
Gold produced	Kg	500	897	(44)
Cash operating costs	R/kg	401 952	237 007	(70)
Operating profit	R'000	15 663	179 225	(91)

During the past quarter, gold production at Doornkop was affected by safety stoppages relating to two fatalities and the upgrade of the South Reef's infrastructure. The temporary production interruption due to the upgrade is typical of a newly built operation. In a new mine, as production builds up, commissioning challenges are experienced. We have a lot of confidence in the geology and grade of South Reef and the upgrade allows us to exploit more of the developed South Reef reserves at an improved rate in future.

Tonnes decreased by 32% to 158 000t, while the recovery grade declined to 3.16g/t, as less of the higher grade South Reef was mined. Due mainly to lower gold production, cash operating costs increased to R401 952/kg from R237 007/kg in the previous quarter.

Lower production, higher costs and a lower average Rand gold price received resulted in lower operating profit of R16 million.

Kusasalethu

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	273	256	7
Grade	g/t	4.47	4.95	(10)
Gold produced	Kg	1 221	1 268	(4)
Cash operating costs	R/kg	289 818	283 053	(2)
Operating profit	R'000	167 968	198 948	(16)

At Kusasalethu tonnes milled increased by 7% to 273 000t due to more development waste, which was hoisted in the previous quarter, being processed in the current quarter. This resulted in a 10% decrease in the recovered grade to 4.47g/t.

A safety stoppage in March 2012 resulted in further production losses.

Cash operating cost increased slightly to R289 818/kg. An operating profit of R168 million was recorded, 16% lower than the previous quarter.

Phakisa

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	129	126	2
Grade	g/t	4.78	5.22	(8)
Gold produced	Kg	616	658	(6)
Cash operating costs	R/kg	328 601	299 804	(10)
Operating profit	R'000	55 374	93 819	(41)

Phakisa increased tonnes milled from 126 000t to 129 000t quarter on quarter. Recovered grade decreased by 8% to 4.78g/t. During the March 2012 quarter 616kg of gold was produced, a decrease of 6% quarter on quarter due to the decline in the grade.

Cash operating costs increased by 10% to R328 601/kg, due to lower gold production and additional labour costs (crews from Bambanani, post its restructuring, were transferred to Phakisa). An operating profit of R55 million was generated during the quarter.

Hidden Valley (held in Morobe Mining Joint Venture – 50% of attributable production reflected)

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	418	474	(12)
Grade	g/t	1.17	1.72	(32)
Gold produced	Kg	490	816	(40)
Cash operating costs	R/kg	427 753	268 500	(59)
Operating profit	R'000	18 910	188 062	(90)

Hidden Valley produced 490kg of gold and 5 319kg of silver at a cash cost of R427 753/kg. This compares with 816kg of gold and 8 564kg of silver produced in the December 2011 quarter at a cash cost of R268 500/kg.

Gold production was adversely affected by high rainfall during the months of January and February 2012, which impeded access to high-grade ore.

Increased reliance on low-grade oxide stockpiles during the period resulted in both lower mill throughput and lower recoveries, also contributing to lower overall gold and silver production.

Lower gold production was the main contributor to the increase in cash costs per ounce. Trucking of ore to the mill continues to supplement the use of the overland conveyor system and adds to the high-cost profile.

Masimong

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	238	232	3
Grade	g/t	3.26	3.85	(15)
Gold produced	Kg	776	894	(13)
Cash operating costs	R/kg	264 233	240 999	(10)
Operating profit	R'000	119 556	178 560	(33)

Masimong increased tonnes milled by 3% during the current quarter to 238 000t, at a lower recovered grade of 3.26g/t, which resulted in a 13% decrease in gold production to 776kg. During the previous quarter it was identified that the reef ore pass system is beyond rehabilitation and a new ore pass will be developed. Until such time as the new ore pass is completed, reef and waste will be mixed and will affect the grade in the short term. This development has started and will be completed during the September 2012 quarter.

Cash operating costs were 10% higher at R264 233/kg due to lower gold production. Operating profit declined to R120 million due to lower gold production and a lower gold price received.

Target 1

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	190	208	(9)
Grade	g/t	4.54	4.91	(8)
Gold produced	Kg	862	1 021	(16)
Cash operating costs	R/kg	240 175	202 816	(18)
Operating profit	R'000	148 186	240 255	(38)

Tonnage was down 9% at 190 000t, due to load-haul-dump trucks undergoing scheduled maintenance, which reduced loading from the massive stopes.

Recovered grade decreased to 4.54g/t. Due to lower tonnage and grade, the gold production declined by 16% to 862kg. Cash operating costs were R240 175kg, 18% higher than in the December 2011 quarter, mainly as a result of lower gold production. An operating profit of R148 million was recorded, a 38% decrease on the previous quarter, resulting both from lower gold production and a lower gold price received.

Target 3

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	82	76	8
Grade	g/t	3.61	3.89	(7)
Gold produced	Kg	296	296	–
Cash operating costs	R/kg	354 581	350 851	(1)
Operating profit	R'000	20 423	24 174	(16)

Gold production from Target 3 remained flat at 296kg, with an increase of 8% in tonnage to 82 000t offsetting the effect of a decline in the recovered grade to 3.61g/t.

Operating profit of R20 million was recorded compared to R24 million during the previous quarter, the decline due to the lower gold price received during the quarter. Cash operating costs were stable at R354 581/kg.

Tshepong

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	323	306	6
Grade	g/t	4.02	5.08	(21)
Gold produced	Kg	1 297	1 555	(17)
Cash operating costs	R/kg	244 231	203 708	(20)
Operating profit	R'000	225 386	371 743	(39)

Tshepong increased tonnes milled by 6% to 323 000t.

Recovered grade was lower at 4.02g/t compared to the exceptional 5.08g/t in the previous quarter. Management is investigating ways to improve the waste/reef split from the decline, which currently negatively impacts on the recovered grade.

Tshepong produced 1 297kg for the quarter, a 17% reduction quarter on quarter.

Cash operating costs increased by 20% to R244 231/kg, a function of lower gold production. Operating profit was R225 million.

OTHER OPERATIONS

Bambanani

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	20	25	(20)
Grade	g/t	8.35	8.56	(3)
Gold produced	Kg	167	214	(22)
Cash operating costs	R/kg	494 916	564 808	12
Operating loss	R'000	(12 782)	(30 458)	58

Bambanani had a challenging quarter. In terms of a Section 54* stoppage imposed by the Department of Mineral Resources (DMR) following a fatality at West shaft, Bambanani, as well as Steyn 2, West Shaft and Unisel were stopped for 21 days as one general manager is responsible for all of these shafts. To safely resume operations after a stoppage can take up to three days.

Recovered grade was 8.35g/t, a decrease of 3% due to the decrease in face grade values. As a result of lower volumes and a decline in grade, only 167kg of gold was produced for the quarter.

Cash operating costs decreased to R494 916/kg as the restructuring process of only mining the shaft pillar in future is being finalised, but remained very high due to the low gold production. An operating loss of R13 million was recorded compared to a loss of R30 million in the December 2011 quarter.

Steyn 2

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	11	15	(27)
Grade	g/t	6.91	7.53	(8)
Gold produced	Kg	76	113	(33)
Cash operating costs	R/kg	447 842	337 593	(33)
Operating (loss)/profit	R'000	(2 379)	13 010	>(100)

Steyn 2 was also adversely affected by the 21-day stoppage (refer to the Bambanani commentary above) and a subsequent three-day safe start-up. Only 11 000t were milled in the March 2012 quarter. The transport of the ore is a constraint at Steyn 2 until West Shaft's infrastructure upgrade to facilitate more hosting capacity has been completed. This is expected to be completed by the end of June 2012.

In terms of the Mine Health and Safety Act 29 of 1996.

Evander

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	123	117	5
Grade	g/t	6.75	7.19	(6)
Gold produced	kg	830	841	(1)
Cash operating costs	R/kg	214 901	214 379	–
Operating profit	R'000	169 427	183 652	(8)

Evander increased tonnes milled by 5% to 123 000t during the March 2012 quarter, while the recovered grade was 6% lower at 6.75g/t. Gold production was slightly lower at 830kg due to the decrease in grade.

Cash operating costs were stable at R214 901/kg for the quarter, while the operating profit decreased by 8% quarter on quarter to R169 million, due both to lower production and a lower gold price received.

Joel

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	113	150	(25)
Grade	g/t	4.03	4.85	(17)
Gold produced	kg	455	727	(37)
Cash operating costs	R/kg	281 404	199 586	(41)
Operating profit	R'000	54 303	178 690	(70)

Unplanned rope guide repairs in North Shaft caused a 14-day stoppage at Joel, resulting in ore tonnage being locked up underground. Some 113 000t of ore were milled, 25% less than in the previous quarter, while recovered grade was 17% lower at 4.03g/t.

Due to lower volume and grade, gold production declined to 455kg from the previous quarter's 727kg. Cash operating costs increased to R281 404/kg due to lower gold production. Operating profit of R54 million was generated during the quarter.

Unisel

Indicator	Units	March 2012	December 2011	% variance
Tonnes milled	000	90	100	(10)
Grade	g/t	3.69	4.62	(20)
Gold produced	Kg	332	462	(28)
Cash operating costs	R/kg	356 738	276 102	(29)
Operating profit	R'000	19 679	77 308	(75)

Unisel's tonnage decreased by 10% to 90 000t. Unisel was also subject to a safety stoppage due to a fatality that occurred at Bambanani West.

Unisel's grade normalised to 3.69g/t in the quarter under review from an abnormally higher grade of 4.62g/t achieved in the December 2011 quarter. Gold production was 28% lower than the previous quarter due to lower volume and grade.

Cash operating costs increased to R356 738/kg as a result of lower gold production. Operating profit of R20 million was recorded for the quarter.

TOTAL SOUTH AFRICAN SURFACE OPERATIONS

Indicator	Units	March 2012	December 2011	% variance
Tonnes	**000**	2 427	2 225	9
Grade	**g/t**	0.34	0.43	(21)
Gold produced	**Kg**	835	956	(13)
Cash operating costs	**R/kg**	275 214	240 183	(15)
Operating profit	**R'000**	123 113	180 079	(32)

Surface sources increased tonnage by 9% to 2 427 000t, the main contribution coming from the Phoenix tailings. Gold production, however, was lower at 835kg due to a 21% decline in the recovered grade to 0.34g/t.

Cash operating costs increased to R275 214/kg due to the lower gold output. The South African surface sources generated an operating profit of R123 million, collectively, 32% lower than the December 2011 quarter as a result of lower gold output and a lower gold price received.

Kalgold

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	310	331	(6)
Grade	g/t	0.73	0.82	(11)
Gold produced	Kg	225	273	(18)
Cash operating costs	R/kg	323 222	268 462	(20)
Operating profit	R'000	25 607	41 495	(38)

Kalgold milled 310 000t during the quarter at a recovered grade of 0.73g/t. This represented decreases of 6% and 11%, respectively, when compared to the December 2011 quarter. Gold production declined to 225kg from the 273kg produced in the previous quarter.

Kalgold plant is replacing and repairing the carbon in leach (CIL) tanks, carbon regeneration circuit and the elution circuit. Satisfactory progress has been made on the CIL project during the quarter.

Cash operating costs increased by 20% to R323 222/kg due to lower gold production, additional repair work during the quarter and the rental costs of mobile crushers. As a result, the operating profit decreased to R26 million for the quarter.

Phoenix (tailings)

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	1 256	1 085	16
Grade	g/t	0.16	0.19	(16)
Gold produced	Kg	200	207	(3)
Cash operating costs	R/kg	241 480	236 551	(2)
Operating profit	R'000	39 159	39 457	(1)

Phoenix tailings increased tonnage by 16% to 1 256 000t. However, the recovered grade decreased to more normal 0.16g/t.

Surface dumps (includes Evander surface sources)

Indicator	Units	March 2012	December 2011	% variance
Tonnes	000	861	809	6
Grade	g/t	0.48	0.59	(19)
Gold produced	Kg	410	476	(14)
Cash operating costs	R/kg	265 324	225 544	(18)
Operating profit	R'000	58 347	99 127	(41)

Tonnage from the surface dumps increased by 6% during the March 2012 quarter to 861 000t. Recovered grade was 0.48g/t compared with the previous quarter's 0.59g/t, a consequence of most sources delivering lower grade material.

The lower recovered grade resulted in a reduction in gold production to 410kg.

Cash operating costs increased by 18% quarter on quarter to R265 324/kg. Operating profit of R58 million was generated, 41% lower than the December 2011 quarter due to the lower output and a decrease in the gold price.

Development

The main purpose of development is to explore the possibilities of future mining operations. A development programme is vital in the life of a mine. The on reef development grade on a shaft is an indication of the grades that will be mined in future. Important information is derived, such as expected geological structures, dip of the ore body and the channel width.

Depending on the shaft layout – such as raise line length and spacing – ledging and stoping will take place in approximately 18 to 36 months after on reef development.

Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to mine profitably and to continuously upgrade the resources to reserves.

Mineral reserves block grades vs development grades


3,000
2,500
2,000
1,500
1,000
500
0
Cmg/t
TSHEPONG
PHAKISA
BAMBANANI
DOORNKOP
KUSASALETHU
TARGET
MASIMONG
EVANDER
UNISEL
JOEL
Mineral reserves block grade (cmg/t)
Rolling 4 quarter average development grade (cmg/t)
Current quarter average development grade (cmg/t)

Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Doornkop

There was a decrease in the development grade during the current quarter which is in line with expectations of the areas being developed on 202 level. On reef development was also stopped for the period in which the shaft infrastructure was being upgraded and this resulted in limited new information becoming available during the quarter. All on reef development has been re-started on the South Reef and better results are expected in the next quarter.

Kusasalethu

The quarter on quarter development grade has improved and the grades intersected continue to support the ore reserve estimates.

Phakisa

There was further progress with the development towards the north and these areas continue to return good grades, as expected. This resulted in an improved development grade for this quarter compared to the previous quarter.

Masimong

Basal Reef and B Reef development grades remained below expectation for the quarter and the areas being developed are receiving increased focus from the geologists in order to firm up on the geological models and provide improved guidance with respect to development target areas.

Target (narrow reef mining)

Quarter on quarter there was an increase in development grades of the narrow reef mining section at Target 1 shaft due to well-developed Dreyerskuil Reef that was intersected. At Target 3 there is still an encouraging improvement in both the metres developed and the development grade quarter on quarter.

Tshepong

The Basal Reef development grades were in line with expectations and returned good results especially from the areas to the west of the shaft and the decline area. The B Reef grade was lower quarter on quarter due to poorly developed reef that was intersected in some of the on reef development.

Bambanani

All of the development is taking place in the shaft pillar. There was a quarter on quarter drop in the wide raise development grade due to the intersection of an expected localised lower grade area.

Evander

Grade of the reef development, as expected, is down quarter on quarter due to developing only one winze in the high grade area down to 25 level. All the other development is at the lower grade edge of the bigger payshoot. In the next few months more winzes will start up within the high grade area of the main pay shoot and this will improve the overall development grade.

Joel

The development grades at Joel remained above the reserve grade and are in line with our expectations.

Unisel

At Unisel, the development grade of the Basal Reef improved due to higher grade pillars that are being developed. The Leader Reef grade was better than expected and returned encouraging results. No Middle Reef was developed during the quarter.

Exploration highlights

International (Papua New Guinea)

Morobe Mining Joint Venture (50% Harmony)

Wafi-Golpu

During the March 2012 quarter, the independent review of the pre-feasibility study began, with the final report expected to be released to the Joint Venture partners (Harmony and Newcrest Mining Limited) during the September 2012 quarter. The upgrade of the existing Wafi camp continued during the March 2012 quarter, supporting the extensive drilling activity being undertaken. Construction and upgrade of the road to site progressed during the quarter. Stakeholder engagement with the community, landowners and various government agencies also continued during the period.

The pre-feasibility study remains on schedule, for completion in the first half of calendar 2012, with consideration by the Joint Venture partners to occur thereafter. The infill drilling programme continued to encounter challenging down-hole conditions associated with the deep targets at Golpu, with only two holes completed in the quarter under review.


PLAN VIEW
WR418 –
604m @ 2.01% Cu, 1.92g/t Au from 922m
incl. 436m @ 2.56% Cu, 2.51g/t Au
Miapilli
Porphyry
Target
WR408 –
450m @ 0.18% Cu,
0.11g/t Au from 1,592m
Nambonga(1)
1.0Moz Au
0.1Mt Cu
WR408
4400mRL
profile
WR418
21,000mN
Golpu(1)
19.3Moz Au
9.0Mt Cu
WR415_W2
Diatreme
WR415_W2 –
806m @ 0.30% Cu,
0.25g/t Au from 1,237m
Wafi(1)
6.2Moz Au
NORTH
500 m
20,000mN
local mine grid
20,000mE

Figure 1. Golpu:

(1) Refer www.harmony.co.za for Statement of Mineral Resources and Ore Reserves at 30 June 2011. Resource figures quoted on 100% basis.

Note: Cu = copper; Au = gold.

Infill resource drill hole WR418 intersected a significant zone of high grade mineralisation which returned 604m @ 2.01% Cu and 1.92g/t Au from 922m, including 436m @ 2.56% Cu and 2.51g/t Au. This intercept confirms the continuity of the high grade mineralisation within the central portion of the resource. Drilling in the upper levels of the system also intersected well-developed mineralisation.

Drill hole WR421 intersected 150 metres of highly mineralised porphyry, highlighting the potential for defining additional higher grade mineralisation within the upper levels. Assay results are pending. Drilling in the north has expanded the 0.1% Cu shell, with WR408 intersecting 450m @ 0.18% Cu and 0.11g/t Au from 1 592m.

WR415W-2 drilled the southern-most part of the deposit and intersected a large zone of low grade gold-copper mineralisation associated with multiple porphyritic intrusions, returning 806m @ 0.30%Cu and 0.25g/t Au from 1 237m.

Results from the drilling are in line with the existing resource model. Six drill holes are currently in progress, seeking to extend the resource base along the eastern margins of the system and within the upper levels.

Drill testing of the highly prospective Wafi Transfer Zone began during the quarter, and is presently testing the Kesiago and Zimake prospects. At the Kesiago prospect, previous shallow drilling returned 389m @

0.24g/t Au and confirmed the presence of porphyry-related mineralisation. Drilling is targeting higher-grade mineralisation below this zone. The second rig is testing the Zimake prospect, where surface sampling has confirmed the presence of outcropping gold and copper mineralisation co-incident with an extensive surface gold-copper geochemical anomaly and large geophysical feature.

Figure 2: Wafi- transfer zone – porphyry corridor


SCHEMATIC LONG SECTION
(looking north west)
Mt Tonn
(porphyry)
Pekumbe
(porphyry)
KESIAGO
(porphyry / epithermal)
Wafi(1)
6.2Moz Au
Nambonga(1)
1.0Moz Au
0.1Mt Cu
Miapilli
(porphyry)
WR315 (reported previously)
97m @ 0.75g/t Au, 0.15% Cu
from 387m
ZIMAKE
(porphyry)
Limit of drilling
Golpu(1)
19.3Moz Au
9.0Mt Cu
WR418 –
604m @ 2.01% Cu, 1.92g/t Au from 922m
incl. 436m @ 2.56% Cu, 2.51g/t Au
KDH001 (reported previously)
389m @ 0.24g/t Au from 43m
MT TONN
7 km
KESIAGO
3 km
WAFI-GOLPU
17 km
ZIMAKE

(1) Refer to www.harmony.co.za for Statement of Mineral Resources and Ore Reserves as at 30 June 2011. Resource figures quoted on 100% basis.

Note: Cu = copper; Au = gold.

Figure 3: Plan view of Wafi-transfer zone


PLAN VIEW
Zimake
Bavaga
10km
Wafi-Transfer Zone
Babwaf Conglomerate
Zenapu
Nambonga
Miapilli
Wafi
Golpu
Hekeng
2011 WAFI-GOLPU
RESOURCE(1)
26.6Moz Au & 9.0Mt Cu
Kesiago
Pekumbe
Mt Tonn
NORTH
4 km
Copper/gold
target area

(1) Refer to www.harmony.co.za for Statement of Mineral Resources and Ore Reserves as at 30 June 2011. Resource figures quoted on 100% basis.

Hidden Valley district exploration

Drilling at Hidden Valley confirmed the continuity and extent of the higher grade mineralisation within the current resource of the Hidden Valley and Kaveroi lodes, with the following significant results drilled this quarter:

- HVDD124   81m @ 1.6g/t Au from 214m
- HVDD126   35.3m @ 9.6g/t Au from 336.7m including 12m @ 23g/t Au from 345m
- HVDD131   13m @ 2.6g/t Au from 188m and 36m @ 2.4g/t Au from 256m
- HVDD130   10.4m @ 13g/t Au from 326.6m including 4m @ 31g/t Au from 333m

Results of the infill drill-hole HVDD126, designed to test for continuity of the high grade zone upon which the Kaveroi underground concept is based, have confirmed the geometry of this high grade domain.

Regionally, drill testing of the Heyu Prospect, located four kilometres northwest of the Hidden Valley mine, continued. Drilling has been successful, with the intersection of gold mineralisation. Significant results include:

- HEYDH001   9m @ 1.4g/t Au from 287m and 8m @ 0.53g/t Au from 592.5m

Drilling will continue to test the remainder of the prospective geochemical targets to help define the extent of the mineralisation.

PNG exploration (Harmony 100%)

Tenement processing at the Mineral Resource Authority progressed significantly. Six tenement renewals and five new tenement applications were approved during the quarter. This includes EL1786, a new tenement application at Lake Kopiago where a major porphyry Cu-Au target has been developed.

Mt Hagen project (EL1611 and EL1596)

Exploration work at Mt Hagen focused on the Kurunga Intrusive Complex (KIC) with the aim of completing first pass exploration over the target by December 2012.

Drilling during the quarter was undertaken at Penamb and Bakil prospects for a total of 2 304m. Reconnaissance Exploration activities comprised ridge and spur soil sampling and mapping, and stream sediment sampling at the Ganz, and Penamb east prospects (355 samples).

Initial gold results from Penamb East are highly encouraging.

Bakil prospect (EL1611)

Assays for BKDD002, and BKD003 were received during the quarter, but returned no significant results. No further work is planned at this stage.

Penamb prospect (EL1596)

Drilling during the quarter at Penamb prospect comprised three holes/1 674m (PND003-PND005). Results received include:

- PNDD003   225m @ 0.1% Cu, 87ppm Mo from 456m
- PNDD004*   79m @ 0.1% Cu, 54ppm Mo from 60m (*results incomplete)

Results for PNDD005 are pending. Previous results reported for the prospect include:

- PNDD001   285m @ 0.1% Cu, 83 Mo from 63m
- PNDD002   144m @ 0.1% Cu, 27ppm Mo from 32m
             190m @ 0.1% Cu, 47ppm Mo from 193m

Drilling to date has outlined a 400m x 300m zone of 0.1% Cu mineralisation. Chalcopyrite occurs as vein stockworks and is finely disseminated. Alteration generally comprises weak to moderate biotite +/– actinolite forming selvages along vein margins. At this stage the system remains open but logging has yet to establish vectors to a high-grade mineralised core.

Figure 4: PNDD003; 749m. Fine chalcopyrite vein stockwork and disseminations, with biotite alteration forming vein selvages. The sample is characteristic of outer potassic alteration off the margin of a big porphyry Cu-Au-Mo system.



Penamb East prospect (EL1611)

Ridge and spur soil sampling at the Penamb East prospect has outlined a +0.1 g/t Au soil anomaly over 1km long and up to 400m wide, with individual assays ranging up to 0.3 g/t Au.

Follow-up creek mapping and rock chip sampling has established a northeast trend to the mineralisation with several veined and mineralised outcrops identified. Sixteen of the 43 rock chips collected returned gold grades greater than 0.1ppm. A large number of these samples were collected from outcropping veins consisting of quartz, white clay, pyrite and base metal sulphides, notably galena. The samples are anomalous in As, Sb and Ag levels, confirming an epithermal nature to the vein system.

Southern Highlands project (EL1786)

EL1786 was granted during the quarter. The tenement encompasses a bull's-eye magnetic target with associated Au-Cu skarn mineralisation, and is considered highly prospective for an Ok Tedi-style copper gold system. Work during the quarter included camp set-up and community awareness ahead of an airborne magnetic survey starting late in April.

South Africa

Masimong exploration

Masimong 5 shaft has a vast area, greater than that which has been mined at Masimong to date, of unknown potential to the east of a North-South striking 270m up-throw-fault running to the east of the shaft. The B Reef channels are expected to continue into this ground but have not been explored.

The aim of this surface drilling is therefore to locate these channels, with a view to developing into them. Diamond drilling of the first two holes (ED7 and 8) has commenced. A total of 2 358m have been drilled and the depth of the two holes is now 1 403.69m (ED8) and 1 535.3m (ED7) below surface. Both holes are very close to the estimated position of the B Reef.

Operating results (Rand/Metric) (US$/Imperial)

			South Africa																		International			Discontinued Operations		
			Underground production												Surface production											
		Three months ended	Bamba-nani	Doorn-kop	Joel	Kusasa-lethu	Masi-mong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Unisel	Total Under-ground	Kalgold	Phoenix	Dumps	Total Surface	Other	Total South Africa	Hidden Valley	Other	Total Continuing Operations	Evander	Evander Surface	Harmony Total
Ore milled	– t'000	Mar-12	20	158	113	273	238	129	11	190	82	323	90	1 627	310	1 256	812	2 378	–	4 005	418	–	4 423	123	49	4 595
		Dec-11	25	232	150	256	232	126	15	208	76	306	100	1 726	331	1 085	772	2 188	–	3 914	474	–	4 388	117	37	4 542
Gold produced	– kg	Mar-12	167	500	455	1 221	776	616	76	862	296	1 297	332	6 598	225	200	378	803	–	7 401	490	–	7 891	830	32	8 753
		Dec-11	214	897	727	1 268	894	658	113	1 021	296	1 555	462	8 105	273	207	423	903	–	9 008	816	–	9 824	841	53	10 718
Gold produced	– oz	Mar-12	5 369	16 075	14 629	39 256	24 949	19 805	2 443	27 714	9 517	41 699	10 674	212 130	7 234	6 430	12 153	25 817	–	237 947	15 754	–	253 701	26 685	1 029	281 415
		Dec-11	6 880	28 839	23 374	40 767	28 743	21 155	3 633	32 826	9 517	49 994	14 854	260 582	8 777	6 655	13 600	29 032	–	289 614	26 235	–	315 849	27 039	1 704	344 592
Yield	– g/tonne	Mar-12	8.35	3.16	4.03	4.47	3.26	4.78	6.91	4.54	3.61	4.02	3.69	4.06	0.73	0.16	0.47	0.34	–	1.85	1.17	–	1.78	6.75	0.65	1.90
		Dec-11	8.56	3.87	4.85	4.95	3.85	5.22	7.53	4.91	3.89	5.08	4.62	4.70	0.82	0.19	0.55	0.41	–	2.30	1.72	–	2.24	7.19	1.43	2.36
Cash operating	– R/kg	Mar-12	494 916	401 952	281 404	289 818	264 233	328 601	447 842	240 175	354 581	244 231	356 738	296 184	323 222	241 480	264 365	275 157	–	293 903	427 753	–	302 215	214 901	276 656	293 842
costs		Dec-11	564 808	237 007	199 586	283 053	240 999	299 804	337 593	202 816	350 851	203 708	276 102	252 140	268 462	236 551	228 400	242 380	–	251 162	268 500	–	252 602	214 379	202 755	249 356
Cash operating	– $/oz	Mar-12	1 991	1 617	1 132	1 166	1 063	1 322	1 801	966	1 426	982	1 435	1 191	1 300	971	1 063	1 107	–	1 182	1 721	–	1 216	864	1 132	1 182
costs		Dec-11	2 170	910	767	1 087	926	1 152	1 297	779	1 348	783	1 061	969	1 031	909	877	931	–	965	1 031	–	970	824	767	958
Cash operating	– R/tonne	Mar-12	4 133	1 272	1 133	1 296	862	1 569	3 094	1 090	1 280	981	1 316	1 201	235	38	123	93	–	543	501	–	539	1 450	181	560
costs		Dec-11	4 835	916	967	1 402	929	1 566	2 543	996	1 366	1 035	1 276	1 184	221	45	125	100	–	578	462	–	566	1 541	290	588
Gold sold	– kg	Mar-12	163	461	386	1 384	755	599	74	801	275	1 262	323	6 483	207	202	379	788	–	7 271	406	–	7 677	850	32	8 559
		Dec-11	218	911	749	1 201	910	670	115	1 040	302	1 583	471	8 170	274	201	418	893	–	9 063	1 066	–	10 129	818	53	11 000
Gold sold	– oz	Mar-12	5 241	14 821	12 410	44 497	24 274	19 258	2 379	25 753	8 841	40 574	10 385	208 433	6 655	6 494	12 185	25 334	–	233 767	13 053	–	246 820	27 328	1 029	275 177
		Dec-11	7 009	29 289	24 081	38 613	29 257	21 541	3 697	33 437	9 710	50 895	15 143	262 672	8 809	6 462	13 439	28 710	–	291 382	34 273	–	325 655	26 299	1 704	353 658
Revenue	(R'000)	Mar-12	68 282	193 030	160 893	579 738	316 727	251 284	31 007	335 149	115 179	529 302	135 155	2 715 746	87 531	84 659	159 049	331 239	–	3 046 985	174 823	–	3 221 808	356 635	13 337	3 591 780
		Dec-11	96 114	398 020	328 950	523 510	401 168	295 476	50 584	455 504	132 145	698 006	207 517	3 586 994	120 867	88 082	182 727	391 676	–	3 978 670	460 778	–	4 439 448	357 866	22 703	4 820 017
Cash operating	(R'000)	Mar-12	82 651	200 976	128 039	353 868	205 045	202 418	34 036	207 031	104 956	316 768	118 437	1 954 225	72 725	48 296	99 930	220 951	–	2 175 176	209 599	–	2 384 775	178 368	8 853	2 571 996
costs		Dec-11	120 869	212 595	145 099	358 911	215 453	197 271	38 148	207 075	103 852	316 766	127 559	2 043 598	73 290	48 966	96 613	218 869	–	2 262 467	219 096	–	2 481 563	180 293	10 746	2 672 602
Inventory	(R'000)	Mar-12	(1 587)	(23 609)	(21 449)	57 902	(7 874)	(6 508)	(650)	(20 068)	(10 200)	(12 852)	(2 961)	(49 856)	(10 801)	(2 796)	5 256	(8 341)	–	(58 197)	(53 686)	–	(111 883)	8 840	–	(103 043)
movement		Dec-11	5 703	6 200	5 161	(34 349)	7 155	4 386	(574)	8 174	4 119	9 497	2 650	18 122	6 082	(341)	(1 056)	4 685	–	22 807	53 620	–	76 427	(6 079)	–	70 348
Production costs	(R'000)	Mar-12	81 064	177 367	106 590	411 770	197 171	195 910	33 386	186 963	94 756	303 916	115 476	1 904 369	61 924	45 500	105 186	212 610	–	2 116 979	155 913	–	2 272 892	187 208	8 853	2 468 953
		Dec-11	126 572	218 795	150 260	324 562	222 608	201 657	37 574	215 249	107 971	326 263	130 209	2 061 720	79 372	48 625	95 557	223 554	–	2 285 274	272 716	–	2 557 990	174 214	10 746	2 742 950
Operating	(R'000)	Mar-12	(12 782)	15 663	54 303	167 968	119 556	55 374	(2 379)	148 186	20 423	225 386	19 679	811 377	25 607	39 159	53 863	118 629	–	930 006	18 910	–	948 916	169 427	4 484	1 122 827
profit/(loss)*		Dec-11	(30 458)	179 225	178 690	198 948	178 560	93 819	13 010	240 255	24 174	371 743	77 308	1 525 274	41 495	39 457	87 170	168 122	–	1 693 396	188 062	–	1 881 458	183 652	11 957	2 077 067
Operating	($'000)	Mar-12	(1 653)	2 025	7 024	21 721	15 461	7 161	(307)	19 163	2 641	29 147	2 545	104 928	3 312	5 064	6 965	15 341	–	120 269	2 446	–	122 715	21 911	580	145 206
profit/(loss)*		Dec-11	(3 762)	22 134	22 069	24 570	22 053	11 587	1 607	29 672	2 985	45 910	9 548	188 373	5 125	4 873	10 765	20 763	–	209 136	23 226	–	232 362	22 681	1 477	256 520
Capital	(R'000)	Mar-12	54 600	62 053	14 059	101 722	44 094	78 103	14 665	59 371	21 770	64 122	17 111	531 670	18 613	2 768	1 414	22 795	9 553	564 018	82 003	78 261	724 282	42 465	–	766 747
expenditure		Dec-11	44 077	74 560	14 891	113 165	71 643	75 129	21 791	65 439	24 060	76 287	17 935	598 977	20 563	5 088	897	26 548	8 350	633 875	53 176	44 688	731 739	50 650	–	782 389
Capital	($'000)	Mar-12	7 061	8 025	1 818	13 155	5 702	10 100	1 896	7 678	2 815	8 292	2 213	68 755	2 407	358	158	2 923	1 261	72 939	10 605	10 121	93 665	5 492	–	99 157
expenditure		Dec-11	5 444	9 208	1 839	13 976	8 848	9 279	2 691	8 082	2 971	9 422	2 215	73 975	2 540	628	111	3 279	1 031	78 285	6 567	5 519	90 371	6 255	–	96 626

* Operating profit/(loss) is comparable to the term production profit/(loss) in the segment report in the financial statements and not to the operating profit line item in the income statement.

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

| | | Quarter ended | | | Nine months ended | | Year ended |
| | | 31 March 2012 (Unaudited) | 31 December[1] 2011 (Unaudited) | 31 March[1] 2011 (Unaudited) | 31 March 2012 (Unaudited) | 31 March[1] 2011 (Unaudited) | 30 June[1] 2011 (Audited) |
Figures in million	Note						
Continuing operations							
Revenue		3 222	4 439	2 761	11 235	8 443	11 596
Cost of sales	2	(2 721)	(3 116)	(2 414)	(8 811)	(7 473)	(10 699)
Production costs		(2 273)	(2 558)	(1 928)	(7 271)	(6 144)	(8 504)
Amortisation and depreciation		(431)	(497)	(392)	(1 373)	(1 172)	(1 609)
Impairment of assets		–	–	–	–	–	(264)
Employment termination and restructuring costs		(19)	(17)	(26)	(70)	(136)	(136)
Other items		2	(44)	(68)	(97)	(21)	(186)
Gross profit		**501**	**1 323**	**347**	**2 424**	**970**	**897**
Corporate, administration and other expenditure		(96)	(85)	(84)	(261)	(258)	(322)
Social investment expenditure		(22)	(14)	(27)	(50)	(66)	(82)
Exploration expenditure		(143)	(99)	(75)	(339)	(225)	(324)
Profit on sale of property, plant and equipment		–	2	5	28	22	27
Other (expenses)/income – net		(5)	11	(7)	24	(55)	(21)
Operating profit		**235**	**1 138**	**159**	**1 826**	**388**	**175**
Loss from associates		–	–	(24)	–	(51)	(51)
Reversal of impairment/(impairment) of investment in associate	3	6	2	(160)	56	(160)	(142)
Net gain on financial instruments		36	61	3	73	108	129
Gain on farm-in option		–	–	–	–	273	273
Investment income		25	22	62	64	110	133
Finance cost		(65)	(80)	(63)	(214)	(185)	(268)
Profit/(loss) before taxation		**237**	**1 143**	**(23)**	**1 805**	**483**	**249**
Taxation		636	(256)	299	323	250	387
Normal taxation		(16)	(60)	(5)	(115)	(26)	(27)
Deferred taxation	4	652	(196)	304	438	276	414
Net profit from continuing operations		**873**	**887**	**276**	**2 128**	**733**	**636**
Discontinued operations							
Profit/(loss) from discontinued operations	3	141	159	(38)	410	(74)	(19)
Net profit for the period		**1 014**	**1 046**	**238**	**2 538**	**659**	**617**
Attributable to:							
Owners of the parent		1 014	1 046	238	2 538	659	617
Earnings per ordinary share (cents)	5						
Earnings from continuing operations		202	206	64	494	171	148
Earnings/(loss) from discontinued operations		33	37	(9)	95	(17)	(4)
Total earnings		**235**	**243**	**55**	**589**	**154**	**144**
Diluted earnings per ordinary share (cents)	5						
Earnings from continuing operations		202	205	64	492	171	148
Earnings/(loss) from discontinued operations		32	37	(9)	95	(17)	(4)
Total diluted earnings		**234**	**242**	**55**	**587**	**154**	**144**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 3 in this regard.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

Figures in million	Quarter ended 31 March 2012 (Unaudited)	Quarter ended 31 December 2011 (Unaudited)	Quarter ended 31 March 2011 (Unaudited)	Nine months ended 31 March 2012 (Unaudited)	Nine months ended 31 March 2011 (Unaudited)	Year ended 30 June 2011 (Audited)
Net profit for the period	1 014	1 046	238	2 538	659	617
Other comprehensive (loss)/income for the period, net of income tax	(153)	179	6	981	(50)	368
Foreign exchange translation	(157)	212	22	979	(3)	470
Gain/(loss) on fair value movement of available-for-sale investments	4	(33)	(16)	2	(47)	(102)
Total comprehensive income for the period	**861**	**1 225**	**244**	**3 519**	**609**	**985**
Attributable to:						
Owners of the parent	861	1 225	244	3 519	609	985

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand) (Unaudited)

for the nine months ended 31 March 2012

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2011	28 305	762	1 093	30 160
Issue of shares	24	–	–	24
Share-based payments	–	72	–	72
Net profit for the period	–	–	2 538	2 538
Other comprehensive income for the period	–	981	–	981
Dividends paid	–	–	(431)	(431)
Balance – 31 March 2012	**28 329**	**1 815**	**3 200**	**33 344**
Balance – 30 June 2010	28 261	258	690	29 209
Issue of shares	29	–	–	29
Share-based payments	–	91	–	91
Net profit for the period	–	–	659	659
Other comprehensive loss for the period	–	(50)	–	(50)
Dividends paid	–	–	(214)	(214)
Balance – 31 March 2011	**28 290**	**299**	**1 135**	**29 724**

The accompanying notes are an integral part of these condensed consolidated financial statements.

The unaudited financial statements for the nine months ended 31 March 2012 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott and approved by the Board of Harmony Gold Mining Company Limited. These financial statements have not been audited or independently reviewed.

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Note	At 31 March 2012 (Unaudited)	At 31 December 2011	At 30 June 2011 (Audited)	At 31 March 2011 (Unaudited)
ASSETS					
Non-current assets					
Property, plant and equipment		31 949	32 830	31 221	30 557
Intangible assets		2 194	2 185	2 170	2 188
Restricted cash		30	31	31	27
Restricted investments		1 808	1 929	1 883	1 866
Deferred tax assets		1 042	1 179	1 149	2 310
Investments in financial assets		187	183	185	236
Inventories		165	169	172	227
Trade and other receivables		35	28	23	69
Total non-current assets		**37 410**	**38 534**	**36 834**	**37 480**
Current assets					
Inventories		1 086	990	837	954
Trade and other receivables		1 259	1 131	1 073	1 111
Income and mining taxes		142	194	139	119
Cash and cash equivalents		1 427	1 205	693	656
		3 914	3 520	2 742	2 840
Assets of disposal groups classified as held for sale	3	1 326	315	268	174
Total current assets		**5 240**	**3 835**	**3 010**	**3 014**
Total assets		**42 650**	**42 369**	**39 844**	**40 494**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 329	28 326	28 305	28 290
Other reserves		1 815	1 945	762	299
Retained earnings		3 200	2 359	1 093	1 135
Total equity		**33 344**	**32 630**	**30 160**	**29 724**
Non-current liabilities					
Deferred tax liabilities		3 568	4 452	4 216	5 623
Provision for environmental rehabilitation		1 905	2 092	1 971	1 785
Retirement benefit obligation and other provisions		181	177	174	179
Borrowings	6	1 277	991	1 229	1 487
Total non-current liabilities		**6 931**	**7 712**	**7 590**	**9 074**
Current liabilities					
Borrowings	6	318	323	330	336
Income and mining taxes		7	3	2	17
Trade and other payables		1 543	1 684	1 746	1 343
		1 868	2 010	2 078	1 696
Liabilities of disposal groups classified as held for sale	3	507	17	16	–
Total current liabilities		**2 375**	**2 027**	**2 094**	**1 696**
Total equity and liabilities		**42 650**	**42 369**	**39 844**	**40 494**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

Figures in million	Quarter ended 31 March 2012 (Unaudited)	31 December 2011 (Unaudited)	31 March 2011 (Unaudited)	Nine months ended 31 March 2012 (Unaudited)	31 March 2011 (Unaudited)	Year ended 30 June 2011 (Audited)
Cash flow from operating activities						
Cash generated by operations	682	1 566	213	3 340	1 366	2 418
Interest and dividends received	32	12	64	60	116	140
Interest paid	(26)	(36)	(34)	(103)	(99)	(134)
Income and mining taxes refunded/(paid)	35	(149)	8	(114)	(26)	(45)
Cash generated by operating activities	**723**	**1 393**	**251**	**3 183**	**1 357**	**2 379**
Cash flow from investing activities						
Decreased in restricted cash	–	–	–	–	120	116
Proceeds on disposal of investment in subsidiary	–	–	–	–	229	229
Proceeds on disposal of investment in associate	193	–	–	193	–	–
Proceeds on disposal of available-for-sale financial assets	–	–	–	–	1	16
Pre-payment for Evander 6 and Twistdraai transaction	–	–	–	–	–	100
Other investing activities	(33)	3	16	(30)	20	(5)
Net additions to property, plant and equipment	(740)	(779)	(687)	(2 187)	(2 281)	(3 110)
Cash utilised by investing activities	**(580)**	**(776)**	**(671)**	**(2 024)**	**(1 911)**	**(2 654)**
Cash flow from financing activities						
Borrowings raised	302	–	250	1 101	775	925
Borrowings repaid	(17)	(718)	(17)	(1 087)	(130)	(546)
Ordinary shares issued – net of expenses	3	11	13	23	29	44
Dividends paid	(173)	–	–	(431)	(214)	(214)
Cash generated/(utilised) by financing activities	**115**	**(707)**	**246**	**(394)**	**460**	**209**
Foreign currency translation adjustments	**(36)**	**(30)**	**(7)**	**(31)**	**(20)**	**(11)**
Net increase/(decrease) in cash and cash equivalents	222	(120)	(181)	734	(114)	(77)
Cash and cash equivalents – beginning of period	1 205	1 325	837	693	770	770
Cash and cash equivalents – end of period	**1 427**	**1 205**	**656**	**1 427**	**656**	**693**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 31 March 2012 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the nine months ended 31 March 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2011, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

	Quarter ended			Nine months ended		Year ended
	31 March 2012 (Unaudited)	31 December [1] 2011 (Unaudited)	31 March [1] 2011 (Unaudited)	31 March 2012 (Unaudited)	31 March [1] 2011 (Unaudited)	30 June [1] 2011 (Audited)
Figures in million						
Production costs – excluding royalty	2 231	2 499	1 897	7 138	6 059	8 408
Royalty expense	42	59	31	133	85	96
Amortisation and depreciation	431	497	392	1 373	1 172	1 609
Impairment of assets	–	–	–	–	–	264
Rehabilitation expenditure [2]	(43)	1	5	(37)	13	43
Care and maintenance cost of restructured shafts	20	20	32	69	82	117
Employment termination and restructuring costs [3]	19	17	26	70	136	136
Share-based payments	21	23	26	66	82	125
Other	–	–	5	(1)	(156)	(99)
Total cost of sales	**2 721**	**3 116**	**2 414**	**8 811**	**7 473**	**10 699**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 3 in this regard.

[2] The credit in the current quarter relates to a change in estimate on areas where rehabilitation work has been performed.

[3] The amounts for the 2012 financial year relates to restructuring at the Bambanani shaft.

3. Disposal groups classified as held for sale and discontinued operations

Investment in Rand Uranium

The investment in Rand Uranium (Proprietary) Limited (Rand Uranium) was classified as held for sale in the March 2011 quarter following a decision to sell it. The transaction with Gold One International Limited (Gold One) was concluded on 6 January 2012, with the first payment of US$24 million (R193 million) being received on that day. The outstanding amount as at 31 March 2012 was R108 million. Subsequent to the March 2012 quarter-end, additional payments were received from Gold One for the sale. For further information refer to note 8.

Evander Gold Mines Limited

The assets and liabilities related to Evander Gold Mines Limited (Evander), a wholly-owned subsidiary of Harmony Gold Mining Company Limited (Harmony), have been classified as held for sale following signing of the sale of share and claims agreement on 30 January 2012 with Pan African Resources plc and Witwatersrand Consolidated Gold Resources Limited (the Consortium). The disposal will be for an aggregate purchase consideration of R1.7 billion, excluding the proceeds of the Taung Gold Limited transaction and less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.

The transaction is subject to, among others, the following conditions precedent:

• the Consortium raising the required funding comprising of debt and/or equity;

• each of the Consortium members obtaining the requisite shareholder approval for the acquisition; and

• obtaining all relevant regulatory approvals.

The operation also meets the requirements to be classified as a discontinued operation. The comparative figures in the income statement have been re-presented as a result.

4. Deferred taxation

The deferred tax for the March 2012 quarter includes a tax credit of R605 million, relating to a change in the gold mining tax rate formula in South Africa. Previously some of our subsidiaries were exempt from paying Secondary Tax on Companies when declaring a dividend, but had to pay a higher mining tax rate. With the introduction of Dividend Tax, the higher gold mining tax rate formula was repealed resulting in lower income tax and deferred tax rates. The affected subsidiaries are Randfontein, Freegold, Evander and Kalgold.

5. Earnings and net asset value per share

	Quarter ended			Nine months ended		Year ended
	31 March 2012 (Unaudited)	31 December [1] 2011 (Unaudited)	31 March [1] 2011 (Unaudited)	31 March 2012 (Unaudited)	31 March [1] 2011 (Unaudited)	30 June [1] 2011 (Audited)
Weighted average number of shares (million)	431.3	430.5	429.5	430.6	429.1	429.3
Weighted average number of diluted shares (million)	432.8	432.3	430.7	432.2	430.2	430.4
Total earnings per share (cents):						
Basic earnings	235	243	55	589	154	144
Diluted earnings	234	242	55	587	154	144
Headline earnings	234	242	91	571	192	223
– from continuing operations	201	205	100	477	214	232
– from discontinued operations	33	37	(9)	94	(22)	(9)
Diluted headline earnings	233	241	91	569	192	222
– from continuing operations	200	204	100	475	214	231
– from discontinued operations	33	37	(9)	94	(22)	(9)
Figures in million						
Reconciliation of headline earnings:						
Continuing operations						
Net profit	873	887	276	2 128	733	636
Adjusted for:						
(Reversal of impairment)/impairment of investment in associate*	(6)	(2)	160	(55)	160	142
Foreign exchange loss reclassified from other comprehensive income*	–	–	–	–	47	47
Impairment of assets	–	–	–	–	–	264
Taxation effect on impairment of assets	–	–	–	–	–	(66)
Other adjustments	–	(3)	(9)	(28)	(26)	(34)
Taxation effect on other adjustments	(1)	1	2	7	7	8
Headline earnings	**866**	**883**	**429**	**2 052**	**921**	**997**
Discontinued operations						
Net profit/(loss)	141	159	(38)	410	(74)	(19)
Adjusted for:						
Profit on sale of investment in subsidiary	–	–	–	–	(138)	(54)
Taxation effect of profit on sale of investment in subsidiary	–	–	–	–	34	34
Profit on sale of property, plant and equipment	–	(1)	(2)	(2)	(2)	(2)
Taxation effect of profit on sale of property, plant and equipment	–	–	1	–	1	1
Foreign exchange loss reclassified from other comprehensive income*	–	–	–	–	84	–
Headline earnings/(loss)	**141**	**158**	**(39)**	**408**	**(95)**	**(40)**
Total headline earnings	**1 007**	**1 041**	**390**	**2 460**	**826**	**957**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 3 in this regard.

* There is no taxation effect on these items.

Net asset value per share

	At 31 March 2012 (Unaudited)	At 31 December 2011	At 30 June 2011 (Audited)	At 31 March 2011 (Unaudited)
Number of shares in issue	431 471 444	431 312 677	430 084 628	429 807 371
Net asset value per share (cents)	7 728	7 565	7 013	6 916

6. **Borrowings**

The Nedbank revolving credit facility was repaid in full during the December 2011 quarter. The full R850 million facility is available until December 2013. The balance on Nedbank term facilities at the end of March 2012 quarter is R915 million.

In addition to the US$50 million drawn during the September 2011 quarter, a further US$40 million of the US$300 million syndicated revolving credit facility was drawn during the March 2012 quarter, with US$210 million still available. The facility is repayable by August 2015 and attracts interest at LIBOR plus 260 basis points, which is payable quarterly.

7. **Commitments and contingencies**

Figures in million	At 31 March 2012 (Unaudited)	At 31 December 2011	At 30 June 2011 (Audited)	At 31 March 2011 (Unaudited)
Capital expenditure commitments:				
Contracts for capital expenditure	391	291	194	191
Authorised by the directors but not contracted for	3 032	3 373	1 504	2 175
	3 423	**3 664**	**1 698**	**2 366**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2011, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2011, except as discussed below.

Harmony reached a mutually acceptable settlement with the plaintiff class and this settlement was found to be fair and reasonable and was approved by the United States District Court in November 2011. A single class member has filed an appeal of the District Court's order approving the settlement. That appeal is currently pending in the United States Court of Appeals for the Second Circuit. The settlement amount has been paid into escrow by the company's insurers and will be distributed to the plaintiffs once the appeal has been finalised.

8. **Subsequent events**

During April 2012, an amount of R86 million was received from Gold One relating to the sale of shares in Rand Uranium. An additional R25 million is being held in an escrow account for a period of 12 months.

9. **Segment report**

The segment report follows on the page 23.

10. **Reconciliation of segment information to consolidated income statements**

	Nine months ended	
Figures in million	31 March 2012 (Unaudited)	31 March [1] 2011 (Unaudited)
The "Reconciliation of segment information to consolidated income statement" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	12 341	9 023
Total segment production costs	(7 834)	(6 649)
Production profit per segment report	4 507	2 374
Discontinued operations	(543)	(75)
Production profit from continuing operations	3 964	2 299
Cost of sales items, other than production costs and royalty expense	(1 540)	(1 329)
Gross profit as per income statements *	**2 424**	**970**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 3 in this regard.

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

SEGMENT REPORT (Rand/Metric) (Unaudited)

for the nine months ended 31 March 2012

	Revenue 31 March 2012 R million	2011	Production cost 31 March 2012 R million	2011	Production profit/(loss) 31 March 2012 R million	2011	Capital expenditure 31 March 2012 R million	2011	Kilograms produced 31 March 2012 kg	2011	Tonnes milled 31 March 2012 t'000	2011
Continuing operations												
South Africa												
Underground												
Bambanani	421	671	480	603	(59)	68	212	231	1 068	2 289	163	314
Doornkop	939	530	626	418	313	112	201	221	2 263	1 755	667	484
Joel	773	295	406	293	367	2	42	55	1 873	1 001	410	286
Kusasalethu	1 678	1 252	1 072	976	606	276	312	274	4 043	4 023	860	794
Masimong	1 032	1 045	635	571	397	474	166	129	2 466	3 453	702	678
Phakisa	753	390	585	337	168	53	227	276	1 800	1 290	368	281
Target	1 497	732	916	520	581	212	245	348	3 655	3 017	844	562
Tshepong	1 694	1 508	935	852	759	656	199	201	4 035	4 995	916	1 016
Virginia	479	539	366	451	113	88	51	63	1 134	1 793	282	470
Surface												
All other surface operations	1 074	763	678	606	396	157	96	93	2 569	2 581	6 997	7 640
Total South Africa	**10 340**	**7 725**	**6 699**	**5 627**	**3 641**	**2 098**	**1 751**	**1 891**	**24 906**	**26 197**	**12 209**	**12 525**
International												
Hidden Valley	895	718	572	517	323	201	175	212	2 098	2 292	1 307	1 259
Other	–	–	–	–	–	–	192	–	–	–	–	–
Total international	**895**	**718**	**572**	**517**	**323**	**201**	**367**	**212**	**2 098**	**2 292**	**1 307**	**1 259**
Total continuing operations	**11 235**	**8 443**	**7 271**	**6 144**	**3 964**	**2 299**	**2 118**	**2 103**	**27 004**	**28 489**	**13 516**	**13 784**
Discontinued operations												
Evander	1 106	580	563	505	543	75	131	146	2 674	1 894	491	635
Total discontinued operations	**1 106**	**580**	**563**	**505**	**543**	**75**	**131**	**146**	**2 674**	**1 894**	**491**	**635**
Total operations	**12 341**	**9 023**	**7 834**	**6 649**	**4 507**	**2 374**	**2 249**	**2 249**	**29 678**	**30 383**	**14 007**	**14 419**
Reconciliation of the segment information to the consolidated income statement (refer to note 10)	(1 106)	(580)	(563)	(505)								
	11 235	**8 443**	**7 271**	**6 144**								

Operating results (US$/Imperial)

			South Africa																		International			Discontinued Operations		
			Underground production												Surface production											
		Three months ended	Bambanani	Doornkop	Joel	Kusasalethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Unisel	Total Underground	Kalgold	Phoenix	Dumps	Total Surface	Other	Total South Africa	Hidden Valley	Other	Total Continuing Operations	Evander	Evander Surface	Harmony Total
Ore milled	**– t'000**	**Mar-12**	**22**	**174**	**125**	**301**	**262**	**142**	**12**	**210**	**90**	**356**	**99**	**1 793**	**342**	**1 385**	**895**	**2 622**	**–**	**4 415**	**461**	**–**	**4 876**	**136**	**54**	**5 066**
		Dec-11	28	256	165	282	256	139	17	229	84	337	110	1 903	365	1 196	851	2 412	–	4 315	523	–	4 838	129	41	5 008
Gold produced	**– oz**	**Mar-12**	**5 369**	**16 075**	**14 629**	**39 256**	**24 949**	**19 805**	**2 443**	**27 714**	**9 517**	**41 699**	**10 674**	**212 130**	**7 234**	**6 430**	**12 153**	**25 817**	**–**	**237 947**	**15 754**	**–**	**253 701**	**26 685**	**1 029**	**281 415**
		Dec-11	6 880	28 839	23 374	40 767	28 743	21 155	3 633	32 826	9 517	49 994	14 854	260 582	8 777	6 655	13 600	29 032	–	289 614	26 235	–	315 849	27 039	1 704	344 592
Yield	**– oz/t**	**Mar-12**	**0.244**	**0.092**	**0.117**	**0.130**	**0.095**	**0.139**	**0.204**	**0.132**	**0.106**	**0.117**	**0.108**	**0.118**	**0.021**	**0.005**	**0.014**	**0.010**	**–**	**0.054**	**0.034**	**–**	**0.052**	**0.196**	**0.019**	**0.056**
		Dec-11	0.246	0.113	0.142	0.145	0.112	0.152	0.214	0.143	0.113	0.148	0.135	0.137	0.024	0.006	0.016	0.012	–	0.067	0.050	–	0.065	0.210	0.042	0.069
Cash operating	**– $/oz**	**Mar-12**	**1 991**	**1 617**	**1 132**	**1 166**	**1 063**	**1 322**	**1 801**	**966**	**1 426**	**982**	**1 435**	**1 191**	**1 300**	**971**	**1 063**	**1 107**	**–**	**1 182**	**1 721**	**–**	**1 216**	**864**	**1 113**	**1 182**
costs		Dec-11	2 170	910	767	1 087	926	1 152	1 297	779	1 348	783	1 061	969	1 031	909	877	931	–	965	1 031	–	970	824	779	958
Cash operating	**– $/t**	**Mar-12**	**486**	**149**	**132**	**152**	**101**	**184**	**367**	**127**	**151**	**115**	**155**	**141**	**27**	**5**	**14**	**11**	**–**	**64**	**59**	**–**	**63**	**170**	**21**	**66**
costs		Dec-11	533	103	109	157	104	175	277	112	153	116	143	133	25	5	14	11	–	65	52	–	63	173	32	66
Gold sold	**– oz**	**Mar-12**	**5 241**	**14 821**	**12 410**	**44 497**	**24 274**	**19 258**	**2 379**	**25 753**	**8 841**	**40 574**	**10 385**	**208 433**	**6 655**	**6 494**	**12 185**	**25 334**	**–**	**233 767**	**13 053**	**–**	**246 820**	**27 328**	**1 029**	**275 177**
		Dec-11	7 009	29 289	24 081	38 613	29 257	21 541	3 697	33 437	9 710	50 895	15 143	262 672	8 809	6 462	13 439	28 710	–	291 382	34 273	–	325 655	26 299	1 704	353 658
Revenue	**($'000)**	**Mar-12**	**8 830**	**24 962**	**20 807**	**74 971**	**40 959**	**32 496**	**4 010**	**43 341**	**14 895**	**68 449**	**17 478**	**351 198**	**11 319**	**10 948**	**20 568**	**42 835**	**–**	**394 033**	**22 608**	**–**	**416 641**	**46 120**	**1 725**	**464 486**
		Dec-11	11 870	49 156	40 626	64 654	49 545	36 492	6 247	56 255	16 320	86 204	25 629	442 998	14 927	10 878	22 567	48 372	–	491 370	56 907	–	548 277	44 197	2 804	595 278
Cash operating	**($'000)**	**Mar-12**	**10 688**	**25 990**	**16 557**	**45 762**	**26 516**	**26 177**	**4 401**	**26 773**	**13 573**	**40 964**	**15 316**	**252 717**	**9 404**	**6 246**	**12 923**	**28 573**	**–**	**281 290**	**27 105**	**–**	**308 395**	**23 066**	**1 145**	**332 606**
costs		Dec-11	14 928	26 256	17 920	44 326	26 608	24 363	4 711	25 574	12 826	39 121	15 754	252 387	9 051	6 047	11 932	27 030	–	279 417	27 059	–	306 476	22 267	1 327	330 070
Inventory	**($'000)**	**Mar-12**	**(205)**	**(3 053)**	**(2 774)**	**7 488**	**(1 018)**	**(842)**	**(84)**	**(2 595)**	**(1 319)**	**(1 662)**	**(383)**	**(6 447)**	**(1 397)**	**(362)**	**680**	**(1 079)**	**–**	**(7 526)**	**(6 943)**	**–**	**(14 469)**	**1 143**	**–**	**(13 326)**
movement		Dec-11	704	766	637	(4 242)	884	542	(71)	1 009	509	1 173	327	2 238	751	(42)	(130)	579	–	2 817	6 622	–	9 439	(751)	–	8 688
Production	**($'000)**	**Mar-12**	**10 483**	**22 937**	**13 783**	**53 250**	**25 498**	**25 335**	**4 317**	**24 178**	**12 254**	**39 302**	**14 933**	**246 270**	**8 007**	**5 884**	**13 603**	**27 494**	**–**	**273 764**	**20 162**	**–**	**293 926**	**24 209**	**1 145**	**319 280**
costs		Dec-11	15 632	27 022	18 557	40 084	27 492	24 905	4 640	26 583	13 335	40 294	16 081	254 625	9 802	6 005	11 802	27 609	–	282 234	33 681	–	315 915	21 516	1 327	338 758
Operating	**($'000)**	**Mar-12**	**(1 653)**	**2 025**	**7 024**	**21 721**	**15 461**	**7 161**	**(307)**	**19 163**	**2 641**	**29 147**	**2 545**	**104 928**	**3 312**	**5 064**	**6 965**	**15 341**	**–**	**120 269**	**2 446**	**–**	**122 715**	**21 911**	**580**	**145 206**
profit/(loss)*		Dec-11	(3 762)	22 134	22 069	24 570	22 053	11 587	1 607	29 672	2 985	45 910	9 548	188 373	5 125	4 873	10 765	20 763	–	209 136	23 226	–	232 362	22 681	1 477	256 520
Capital	**($'000)**	**Mar-12**	**7 061**	**8 025**	**1 818**	**13 155**	**5 702**	**10 100**	**1 896**	**7 678**	**2 815**	**8 292**	**2 213**	**68 755**	**2 407**	**358**	**158**	**2 923**	**1 261**	**72 939**	**10 605**	**10 121**	**93 665**	**5 492**	**–**	**99 157**
expenditure		Dec-11	5 444	9 208	1 839	13 976	8 848	9 279	2 691	8 082	2 971	9 422	2 215	73 975	2 540	628	111	3 279	1 031	78 285	6 567	5 519	90 371	6 255	–	96 626

* Operating profit/(loss) is comparable to the term production profit/(loss) in the segment report in the financial statements and not to the operating profit line item in the income statement.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended 31 March 2012 (Unaudited)	Quarter ended 31 December[1] 2011 (Unaudited)	Quarter ended 31 March[1] 2011 (Unaudited)	Nine months ended 31 March 2012 (Unaudited)	Nine months ended 31 March[1] 2011 (Unaudited)	Year ended 30 June[1] 2011 (Audited)
Continuing operations						
Revenue	417	548	395	1 469	1 196	1 659
Cost of sales	(351)	(385)	(345)	(1 151)	(1 059)	(1 533)
Production costs	(294)	(316)	(276)	(950)	(870)	(1 218)
Amortisation and depreciation	(55)	(61)	(55)	(179)	(166)	(230)
Impairment of assets	–	–	–	–	–	(39)
Employment termination and restructuring costs	(2)	(2)	(4)	(9)	(19)	(20)
Other items	–	(6)	(10)	(13)	(4)	(26)
Gross profit	**66**	**163**	**50**	**318**	**137**	**126**
Corporate, administration and other expenditure	(13)	(10)	(12)	(34)	(37)	(46)
Social investment expenditure	(3)	(2)	(4)	(7)	(9)	(12)
Exploration expenditure	(18)	(12)	(11)	(44)	(32)	(46)
Profit on sale of property, plant and equipment	–	–	1	4	3	4
Other (expenses)/income – net	(1)	1	(1)	3	(8)	(3)
Operating profit	**31**	**140**	**23**	**240**	**54**	**23**
Loss from associates	–	–	(3)	–	(7)	(7)
Reversal of impairment/(impairment) of investment in associate	1	–	(23)	7	(23)	(20)
Net gain on financial instruments	5	8	–	10	15	18
Gain on farm-in option	–	–	–	–	39	38
Investment income	3	3	9	8	16	19
Finance cost	(8)	(10)	(9)	(28)	(26)	(38)
Profit before taxation	**32**	**141**	**(3)**	**237**	**68**	**33**
Taxation	82	(31)	42	42	35	55
Normal taxation	(2)	(7)	(2)	(15)	(4)	(3)
Deferred taxation	84	(24)	44	57	39	58
Net profit from continuing operations	**114**	**110**	**39**	**279**	**103**	**88**
Discontinued operations						
Profit/(loss) from discontinued operations	18	19	(5)	53	(10)	(2)
Net profit for the period	**132**	**129**	**34**	**332**	**93**	**86**
Attributable to:						
Owners of the parent	132	129	34	332	93	86
Earnings per ordinary share (cents)						
Earnings from continuing operations	26	25	9	65	24	21
Earnings/(loss) from discontinued operations	4	5	(1)	12	(2)	(1)
Total earnings	**30**	**30**	**8**	**77**	**22**	**20**
Diluted earnings per ordinary share (cents)						
Earnings from continuing operations	26	25	9	64	24	21
Earnings/(loss) from discontinued operations	4	5	(1)	12	(2)	(1)
Total diluted earnings	**30**	**30**	**8**	**76**	**22**	**20**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation.

The currency conversion average rates for the quarter ended: March 2012: US$1 = R7.73 (December 2011: US$1 = R8.10, March 2011: US$1 = 6.99). Nine months ended: March 2012: US$1 = R7.65 (March 2011: US$1 = R 7.06).

The income statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report, but is re-presented due to Evander being reclassified as a discontinued operation.

Note on convenience translation

Except where specific statements have been extracted from the 2011 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 26 to 30.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

| Figures in million | Quarter ended | | | Nine months ended | | Year ended |
	31 March 2012 (Unaudited)	31 December 2011 (Unaudited)	31 March 2011 (Unaudited)	31 March 2012 (Unaudited)	31 March 2011 (Unaudited)	30 June 2011 (Audited)
Net profit for the period	132	129	34	332	93	86
Other comprehensive (loss)/income for the period, net of income tax	(19)	22	1	128	(7)	540
Foreign exchange translation	(20)	26	3	128	–	555
Gain/(loss) on fair value movement of available-for-sale investments	1	(4)	(2)	–	(7)	(15)
Total comprehensive income for the period	**113**	**151**	**35**	**460**	**86**	**626**
Attributable to:						
Owners of the parent	113	151	35	460	86	626

The currency conversion average rates for the quarter ended: March 2012: US$1 = R7.73 (December 2011: US$1 = R8.10, March 2011: US$1 = 6.99). Nine months ended: March 2012: US$1 = R7.65 (March 2011: US$1 = R 7.06).

The statement of comprehensive income for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)

for the nine months ended 31 March 2012 (Convenience translation)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2011	3 686	99	142	3 927
Issue of shares	3	–	–	3
Share-based payments	–	9	–	9
Net profit for the period	–	–	331	331
Other comprehensive income for the period	–	128	–	128
Dividends paid	–	–	(56)	(56)
Balance – 31 March 2012	**3 689**	**236**	**417**	**4 342**
Balance – 30 June 2010	4 171	38	102	4 311
Issue of shares	4	–	–	4
Share-based payments	–	13	–	13
Net profit for the period	–	–	97	97
Other comprehensive loss for the period	–	(7)	–	(7)
Dividends paid	–	–	(32)	(32)
Balance – 31 March 2011	**4 175**	**44**	**167**	**4 386**

The currency conversion closing rates for the period ended 31 March 2012: US$1 = R7.68 (March 2011: US$1 = R6.78).

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 31 March 2012 (Unaudited)	At 31 December 2011 (Unaudited)	At 30 June 2011 (Audited)	At 31 March 2011 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment	4 161	4 050	4 607	4 509
Intangible assets	286	269	320	323
Restricted cash	4	4	5	4
Restricted investments	235	238	278	275
Deferred tax assets	136	145	170	341
Investments in financial assets	24	23	27	35
Inventories	21	21	25	33
Trade and other receivables	5	3	3	10
Total non-current assets	**4 872**	**4 753**	**5 435**	**5 530**
Current assets				
Inventories	141	122	124	141
Trade and other receivables	164	139	158	164
Income and mining taxes	18	24	21	18
Cash and cash equivalents	186	149	102	97
	509	434	405	420
Assets of disposal groups classified as held for sale	173	39	40	26
Total current assets	**682**	**473**	**445**	**446**
Total assets	**5 554**	**5 226**	**5 880**	**5 976**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	3 689	3 494	4 033	4 175
Other reserves	236	240	519	44
Retained earnings	417	291	(102)	167
Total equity	**4 342**	**4 025**	**4 450**	**4 386**
Non-current liabilities				
Deferred tax liabilities	465	549	623	830
Provision for environmental rehabilitation	248	258	291	263
Retirement benefit obligation and other provisions	24	22	26	26
Borrowings	166	122	181	219
Total non-current liabilities	**903**	**951**	**1 121**	**1 338**
Current liabilities				
Borrowings	41	40	49	50
Income and mining taxes	1	–	–	3
Trade and other payables	201	208	258	199
	243	248	307	252
Liabilities of disposal groups classified as held for sale	66	2	2	–
Total current liabilities	**309**	**250**	**309**	**252**
Total equity and liabilities	**5 554**	**5 226**	**5 880**	**5 976**

The balance sheet for March 2012 converted at a conversion rate of US$1 = R7.68 (December 2011: US$1 = R 8.11, March 2011: US$1 = R6.78).

The balance sheet as at 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)

Figures in million	Quarter ended			Nine months ended		Year ended
	31 March 2012 (Unaudited)	31 December 2011 (Unaudited)	31 March 2011 (Unaudited)	31 March 2012 (Unaudited)	31 March 2011 (Unaudited)	30 June 2011 (Audited)
Cash flow from operating activities						
Cash generated by operations	88	193	30	437	194	346
Interest and dividends received	4	2	9	8	16	20
Interest paid	(3)	(4)	(5)	(13)	(14)	(19)
Income and mining taxes refunded/(paid)	5	(18)	1	(15)	(4)	(7)
Cash generated by operating activities	**94**	**173**	**35**	**417**	**192**	**340**
Cash flow from investing activities						
Decrease in restricted cash	–	–	–	–	17	17
Proceeds on disposal of investment in subsidiary	–	–	–	–	32	30
Proceeds on disposal of investment in associate.	25	–	–	25	–	–
Pre-payment for Evander 6 and Twistdraai transaction	–	–	–	–	–	15
Other investing activities	(4)	–	2	(4)	3	2
Net additions to property, plant and equipment	(96)	(96)	(98)	(286)	(323)	(445)
Cash utilised by investing activities	**(75)**	**(96)**	**(96)**	**(265)**	**(271)**	**(381)**
Cash flow from financing activities						
Borrowings raised	40	–	36	143	110	134
Borrowings repaid	(2)	(89)	(2)	(142)	(18)	(81)
Ordinary shares issued – net of expenses	–	1	2	3	4	6
Dividends paid	(23)	–	–	(57)	(30)	(30)
Cash generated/(utilised) by financing activities	**15**	**(88)**	**36**	**(53)**	**66**	**29**
Foreign currency translation adjustments	**(4)**	**(4)**	**(5)**	**(4)**	**9**	**13**
Net increase/(decrease) in cash and cash equivalents	30	(15)	(30)	95	(4)	1
Cash and cash equivalents – beginning of period	156	164	127	91	101	101
Cash and cash equivalents – end of period	**186**	**149**	**97**	**186**	**97**	**102**

The currency conversion average rates for the quarter ended: March 2012: US$1 = R7.73 (December 2011: US$1 = R8.10, March 2011: US$1 = 6.99). Nine months ended: March 2012: US$1 = R7.65 (March 2011: US$1 = R 7.06).

Closing balance translated at closing rates of: March 2012: US$1 = R7.68 (December 2011: US$1 = R8.11, March 2011: US$ = R6.78).

The cash flow statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

Segment report (US$/Imperial) Unaudited
for the nine months ended 31 March 2012

	Revenue 31 March		Production cost 31 March		Production profit/(loss) 31 March		Capital expenditure 31 March		Ounces produced 31 March		Tons milled 31 March	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
	US$ million		US$ million		US$ million		US$ million		oz		t'000	
Continuing operations												
South Africa												
Underground												
Bambanani	55	95	63	85	(8)	10	28	33	34 336	73 593	180	346
Doornkop	123	75	82	59	41	16	26	31	72 757	56 425	735	534
Joel	101	42	53	42	48	–	6	8	60 219	32 182	452	315
Kusasalethu	219	177	140	138	79	39	41	39	129 985	129 343	948	876
Masimong	135	148	83	81	52	67	22	18	79 284	111 016	774	747
Phakisa	98	56	76	48	22	8	30	39	57 871	41 474	406	310
Target	196	104	120	74	76	30	32	49	117 512	96 999	931	620
Tshepong	221	214	122	121	99	93	26	29	129 727	160 592	1 009	1 120
Virginia	63	76	48	63	15	13	7	9	36 459	57 646	310	519
Surface												
All other surface operations	141	107	88	86	53	21	9	13	82 628	82 980	7 717	8 426
Total South Africa	**1 352**	**1 094**	**875**	**797**	**477**	**297**	**227**	**268**	**800 778**	**842 250**	**13 462**	**13 813**
International												
Hidden Valley	117	102	75	73	42	29	23	30	67 452	73 690	1 442	1 389
Other	–	–	–	–	–	–	25	–	–	–	–	–
Total international	**117**	**102**	**75**	**73**	**42**	**29**	**48**	**30**	**67 452**	**73 690**	**1 442**	**1 389**
Total continuing operations	**1 469**	**1 196**	**950**	**870**	**519**	**326**	**275**	**298**	**868 230**	**915 940**	**14 904**	**15 202**
Discontinued operations												
Evander	145	82	74	72	71	10	17	21	85 939	60 894	539	697
Total discontinued operations	**145**	**82**	**74**	**72**	**71**	**10**	**17**	**21**	**85 939**	**60 894**	**539**	**697**
Total operations	**1 614**	**1 278**	**1 024**	**942**	**590**	**336**	**292**	**319**	**954 169**	**976 834**	**15 443**	**15 899**

PRINTED BY INCE (PTY) LTD

W2CF13816

DEVELOPMENT RESULTS (Metric)

Quarter ended March 2012

	Channel Reef Meters	Sampled Meters	Width (Cm's)	Value (g/t)	Gold (Cmg/t)
Tshepong					
Basal	473	476	9.02	163.74	1 476
B Reef	80	42	86.14	9.97	858
All Reefs	**554**	**518**	**15.27**	**93.39**	**1 426**
Phakisa & Nyala					
Basal	550	544	92.70	12.06	1 118
All Reefs	**550**	**544**	**92.70**	**12.06**	**1 118**
Total Bambanani					
(Incl. Bambanani, Steyn 2)					
Basal	54	54	146.80	14.18	2 082
All Reefs	**54**	**54**	**146.80**	**14.18**	**2 082**
Doornkop					
South Reef	228	264	38.00	16.52	632
All Reefs	**228**	**264**	**38.00**	**16.63**	**632**
Kusasalethu					
VCR Reef	537	532	78.20	27.17	2 125
All Reefs	**537**	**532**	**78.20**	**27.17**	**2 125**
Total Target					
(Incl. Target 1 & Target 3)					
Elsburg	398	246	116.54	12.18	1 419
Basal	12	28	22.00	32.35	712
A Reef	72	86	182.00	8.58	1 562
B Reef	28	42	139.00	16.07	2 233
All Reefs	**509**	**402**	**126.31**	**11.76**	**1 486**
Masimong					
Basal	329	326	53.94	15.60	841
B Reef	91	87	88.94	4.83	430
All Reefs	**420**	**413**	**61.31**	**12.31**	**755**
Evander					
Kimberley	448	459	52	20.872	1 085
All Reefs	**448**	**459**	**51.97**	**20.87**	**1 085**
Virginia					
(Unisel)					
Basal	133	76	191.66	10.60	2 031
Leader	229	216	217.28	5.46	1 186
All Reefs	**362**	**292**	**210.61**	**6.68**	**1 406**
Joel					
Beatrix	112	87	224.00	6.06	1 357
All Reefs	**112**	**87**	**224.00**	**6.06**	**1 357**
Total Harmony					
Basal	1 552	1 504	63.46	19.62	1 245
Beatrix	112	87	224.00	6.06	1 357
Leader	229	216	217.28	5.46	1 186
B Reef	199	171	100.55	9.73	978
A Reef	72	86	182.00	8.58	1 562
Elsburg	398	246	116.54	12.18	1 419
Kimberley	448	459	51.97	20.87	1 085
South Reef	228	264	38.00	16.63	632
VCR	537	532	78.20	27.17	2 125
All Reefs	**3 774**	**3 565**	**83.83**	**15.70**	**1 316**

DEVELOPMENT RESULTS (Imperial)

Quarter ended March 2012

	Reef (feet)	Sampled (feet)	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	1 553	1 562	4.00	4.24	17
B Reef	263	138	34.00	0.29	10
All Reefs	**1 817**	**1 699**	**6.00**	**2.73**	**16**
Phakisa & Nyala					
Basal	1 804	1 785	36.00	0.36	13
All Reefs	**1 804**	**1 785**	**36.00**	**0.36**	**13**
Total Bambanani					
(Incl. Bambanani, Steyn 2)					
Basal	178	178	58.00	0.41	24
All Reefs	**178**	**178**	**58.00**	**0.41**	**24**
Doornkop					
South Reef	748	866	15.00	0.48	7
All Reefs	**748**	**866**	**15.00**	**0.48**	**7**
Kusasalethu					
VCR Reef	1 762	1 745	31.00	0.79	24
All Reefs	**1 762**	**1 745**	**31.00**	**0.79**	**24**
Total Target					
(Incl. Target 1 & Target 3)					
Elsburg	1 305	807	46.00	0.35	16
Basal	38	92	9.00	0.91	8
A Reef	235	282	72.00	0.25	18
B Reef	92	138	55.00	0.47	26
All Reefs	**1 670**	**1 319**	**50.00**	**0.34**	**17**
Masimong					
Basal	1 080	1 070	21.00	0.46	10
B Reef	298	285	35.00	0.14	5
All Reefs	**1 378**	**1 355**	**24.00**	**0.36**	**9**
Evander					
Kimberley	1 470	1 506	20.00	0.62	12
All Reefs	**1 470**	**1 506**	**20.00**	**0.62**	**12**
Virginia					
(Unisel)					
Basal	438	249	75.00	0.31	23
Leader	751	709	86.00	0.16	14
All Reefs	**1 189**	**958**	**83.00**	**0.19**	**16**
Joel					
Beatrix	366	285	88.00	0.18	16
All Reefs	**366**	**285**	**88.00**	**0.18**	**16**
Total Harmony					
Basal	5 092	4 936	25.00	0.57	14
Beatrix	366	285	88.00	0.18	16
Leader	751	709	86.00	0.16	14
B Reef	653	561	40.00	0.28	11
A Reef	235	282	72.00	0.25	18
Elsburg	1 305	807	46.00	0.35	16
Kimberley	1 470	1 506	20.00	0.62	12
South Reef	748	866	15.00	0.48	7
VCR	1 762	1 745	31.00	0.79	24
All Reefs	**12 382**	**11 698**	**33.00**	**0.46**	**15**







CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: **+27 11 411 2000**
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
D Noko*^ Deputy *Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Motloba*^, M Msimang*^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: 011 411 2127
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) *(calls cost 10p a minute plus network extras, lines are open 8:30am – 5:30pm, Monday to Friday)*
or +44 (0) 20 8639 3399 *(calls from overseas)*
Fax: +44 (0) 20 8639 2220

ADR Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email Queries: adr@db.com
Toll Free: +1-866-243-9656
Intl: +1-718-921-8200
Fax: +1-718-921-8334

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228



HARMONY™

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director